MULDOON, MURPHY & FAUCETTE
                           5101 WISCONSIN AVENUE, N.W.
                             WASHINGTON, D.C. 20016
                                 (202) 362-0840
                            Telecopier:(202) 966-9409



                                April 23, 1997



VIA EDGAR
---------

Division of Corporate Finance
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC  20549

      Re:   Life Financial Corp.
            Withdrawal of Form 8-A
            SEC No. 0-22193

Dear Madam or Sir:

     On behalf of Life Financial Corp. (the "Company"), we hereby request that the Form 8-A, which was filed with the Securities and Exchange Commission ("SEC") on February 28, 1997, be withdrawn from consideration. The Company believes that its Registration Statement on Form S-1 will not be declared effective by the SEC before the Form 8-A becomes effective. Therefore, the Company is hereby withdrawing this Registration Statement and intends to resubmit the Registration Statement on Form 8-A at a later date.

     We appreciate your attention to this matter. If you should have any questions, please feel free to contact the undersigned or Geoffrey W. Ryan at
(202) 362-0840.

                                          Sincerely,

                                          MULDOON, MURPHY & FAUCETTE



                                          /s/ Mary M. Sjoquist

MMS/GWR/kcm

cc:   National Association of Securities Dealers, Inc.
      Daniel L. Perl